AQR Large Cap Relaxed Constraint Equity Fund

Fund Summary — December 12, 2016

Investment Objective

The AQR Large Cap Relaxed Constraint Equity Fund (the "Fund") seeks long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class N
Management Fee	0.60%	0.60%
Distribution (12b-1) Fee	None	0.25%
Other Expenses[1]		
Dividends on short sales	0.75%	0.75%
All other expenses	0.27%	0.27%
Total Other Expenses	1.02%	1.02%
Acquired Fund Fees and Expenses[1]	0.03%	0.03%
Total Annual Fund Operating Expenses	1.65%	1.90%
Less: Fee Waivers and/or Expense Reimbursements[2]	0.07%	0.07%
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	1.58%	1.83%

[1] Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

[2] The *Adviser* has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales and extraordinary expenses) at no more than 0.80% for Class I Shares and 1.05% for Class N Shares (the "Fee Waiver Agreement"). This arrangement will continue at least through January 28, 2018. The Fee Waiver Agreement may only be terminated with the consent of the *Board of Trustees*, including a majority of the Trustees of the *Trust* who are not "interested persons" of the *Trust* within the meaning of the *1940 Act*. Under the Fee Waiver Agreement, the *Adviser* is entitled to recapture the fees waived and/or expenses reimbursed, only to the extent that the recapture can be made during the thirty-six months following the applicable period during which the *Adviser* waived fees or reimbursed expenses. In no case will the *Adviser* recapture any amount that would cause the aggregate operating expenses of the Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other *mutual funds*. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through January 28, 2018, as discussed in Footnote No. 2 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I Shares	$161	$513
Class N Shares	$186	$589

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. The Fund has not commenced operations as of the date of this prospectus.

Principal Investment Strategies of the Fund

The Fund seeks to outperform, after expenses, the *Russell 1000® Index* while seeking to control its *tracking error* relative to this benchmark. The Fund will target a long-term average forecasted *tracking error* of 3% to 4% relative to the *Russell 1000® Index*. Actual realized *tracking error* will vary based on market conditions and other factors.

AQR Small Cap Relaxed Constraint Equity Fund

Fund Summary — December 12, 2016

Investment Objective

The AQR Small Cap Relaxed Constraint Equity Fund (the "Fund") seeks long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class N
Management Fee	0.80%	0.80%
Distribution (12b-1) Fee	None	0.25%
Other Expenses[1]		
Dividends on short sales	0.43%	0.43%
All other expenses	0.26%	0.26%
Total Other Expenses	0.69%	0.69%
Acquired Fund Fees and Expenses[1]	0.03%	0.03%
Total Annual Fund Operating Expenses	1.52%	1.77%
Less: Fee Waivers and/or Expense Reimbursements[2]	0.06%	0.06%
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	1.46%	1.71%

[1] Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

[2] The *Adviser* has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales and extraordinary expenses) at no more than 1.00% for Class I Shares and 1.25% for Class N Shares (the "Fee Waiver Agreement"). This arrangement will continue at least through January 28, 2018. The Fee Waiver Agreement may only be terminated with the consent of the *Board of Trustees*, including a majority of the Trustees of the *Trust* who are not "interested persons" of the *Trust* within the meaning of the *1940 Act*. Under the Fee Waiver Agreement, the *Adviser* is entitled to recapture the fees waived and/or expenses reimbursed, only to the extent that the recapture can be made during the thirty-six months following the applicable period during which the *Adviser* waived fees or reimbursed expenses. In no case will the *Adviser* recapture any amount that would cause the aggregate operating expenses of the Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other *mutual funds*. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through January 28, 2018, as discussed in Footnote No. 2 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I Shares	$149	$474
Class N Shares	$174	$551

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. The Fund has not commenced operations as of the date of this prospectus.

Principal Investment Strategies of the Fund

The Fund seeks to outperform, after expenses, the *Russell 2000® Index* while seeking to control its *tracking error* relative to this benchmark. The Fund will target a long-term average forecasted *tracking error* of 4% to 5% relative to the *Russell 2000® Index*. Actual realized *tracking error* will vary based on market conditions and other factors.

AQR International Relaxed Constraint Equity Fund

Fund Summary — December 12, 2016

Investment Objective

The AQR International Relaxed Constraint Equity Fund (the "Fund") seeks long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class N
Management Fee	0.75%	0.75%
Distribution (12b-1) Fee	None	0.25%
Other Expenses[1]		
Dividends on short sales	0.80%	0.80%
All other expenses	0.28%	0.28%
Total Other Expenses	1.08%	1.08%
Acquired Fund Fees and Expenses[1]	0.03%	0.03%
Total Annual Fund Operating Expenses	1.86%	2.11%
Less: Fee Waivers and/or Expense Reimbursements[2]	0.08%	0.08%
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	1.78%	2.03%

[1] Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

[2] The *Adviser* has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales and extraordinary expenses) at no more than 0.95% for Class I Shares and 1.20% for Class N Shares (the "Fee Waiver Agreement"). This arrangement will continue at least through January 28, 2018. The Fee Waiver Agreement may only be terminated with the consent of the *Board of Trustees*, including a majority of the Trustees of the *Trust* who are not "interested persons" of the *Trust* within the meaning of the *1940 Act*. Under the Fee Waiver Agreement, the *Adviser* is entitled to recapture the fees waived and/or expenses reimbursed, only to the extent that the recapture can be made during the thirty-six months following the applicable period during which the *Adviser* waived fees or reimbursed expenses. In no case will the *Adviser* recapture any amount that would cause the aggregate operating expenses of the Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other *mutual funds*. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through January 28, 2018, as discussed in Footnote No. 2 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I Shares	$181	$576
Class N Shares	$206	$652

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. The Fund has not commenced operations as of the date of this prospectus.

Principal Investment Strategies of the Fund

The Fund seeks to outperform, after expenses, the *MSCI EAFE Index* while seeking to control its *tracking error* relative to this benchmark. The Fund will target a long-term average forecasted *tracking error* of 3% to 4% relative to the *MSCI EAFE Index*. Actual realized *tracking error* will vary based on market conditions and other factors.

AQR Emerging Relaxed Constraint Equity Fund

Fund Summary — December 12, 2016

Investment Objective

The AQR Emerging Relaxed Constraint Fund (the "Fund") seeks long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class N
Management Fee	0.95%	0.95%
Distribution (12b-1) Fee	None	0.25%
Other Expenses[1]	0.30%	0.30%
Acquired Fund Fees and Expenses[1]	0.05%	0.05%
Total Annual Fund Operating Expenses	1.30%	1.55%
Less: Fee Waivers and/or Expense Reimbursements[2]	0.10%	0.10%
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	1.20%	1.45%

[1] Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

[2] The *Adviser* has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales and extraordinary expenses) at no more than 1.15% for Class I Shares and 1.40% for Class N Shares (the "Fee Waiver Agreement"). This arrangement will continue at least through January 28, 2018. The Fee Waiver Agreement may only be terminated with the consent of the *Board of Trustees*, including a majority of the Trustees of the *Trust* who are not "interested persons" of the *Trust* within the meaning of the *1940 Act*. Under the Fee Waiver Agreement, the *Adviser* is entitled to recapture the fees waived and/or expenses reimbursed, only to the extent that the recapture can be made during the thirty-six months following the applicable period during which the *Adviser* waived fees or reimbursed expenses. In no case will the *Adviser* recapture any amount that would cause the aggregate operating expenses of the Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other *mutual funds*. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through January 28, 2018, as discussed in Footnote No. 2 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I Shares	$122	$401
Class N Shares	$148	$478

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. The Fund has not commenced operations as of the date of this prospectus.

Principal Investment Strategies of the Fund

The Fund seeks to outperform, after expenses, the *MSCI Emerging Markets Index* while seeking to control its *tracking error* relative to this benchmark. The Fund will target a long-term average forecasted *tracking error* of 4% to 6% relative to the *MSCI Emerging Markets Index*. Actual realized *tracking error* will vary based on market conditions and other factors.

The Fund pursues its investment objective by investing, under normal market conditions, at least 80% of its net assets (including borrowings for investment purposes) in equity securities or equity-related instruments (together, "equity securities") of

AQR Large Cap Relaxed Constraint Equity Fund

Fund Summary — December 12, 2016

Investment Objective

The AQR Large Cap Relaxed Constraint Equity Fund (the "Fund") seeks long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class R6
Management Fee	0.60%
Distribution (12b-1) Fee	None
Other Expenses[1]	
Dividends on short sales	0.75%
All other expenses	0.17%
Total Other Expenses	0.92%
Acquired Fund Fees and Expenses[1]	0.03%
Total Annual Fund Operating Expenses	1.55%
Less: Fee Waivers and/or Expense Reimbursements[2]	0.07%
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	1.48%

[1] Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

[2] The *Adviser* has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales and extraordinary expenses) at no more than 0.70% for Class R6 Shares (the "Fee Waiver Agreement"). This arrangement will continue at least through January 28, 2018. The Fee Waiver Agreement may only be terminated with the consent of the *Board of Trustees*, including a majority of the Trustees of the *Trust* who are not "interested persons" of the *Trust* within the meaning of the *1940 Act*. Under the Fee Waiver Agreement, the *Adviser* is entitled to recapture the fees waived and/or expenses reimbursed, only to the extent that the recapture can be made during the thirty-six months following the applicable period during which the *Adviser* waived fees or reimbursed expenses. In no case will the *Adviser* recapture any amount that would cause the aggregate operating expenses of the Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other *mutual funds*. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through January 28, 2018, as discussed in Footnote No. 2 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class R6 Shares	$151	$482

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. The Fund has not commenced operations as of the date of this prospectus.

Principal Investment Strategies of the Fund

The Fund seeks to outperform, after expenses, the *Russell 1000® Index* while seeking to control its *tracking error* relative to this benchmark. The Fund will target a long-term average forecasted *tracking error* of 3% to 4% relative to the *Russell 1000® Index*. Actual realized *tracking error* will vary based on market conditions and other factors.

AQR Small Cap Relaxed Constraint Equity Fund

Fund Summary — December 12, 2016

Investment Objective

The AQR Small Cap Relaxed Constraint Equity Fund (the "Fund") seeks long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class R6
Management Fee	0.80%
Distribution (12b-1) Fee	None
Other Expenses[1]	
Dividends on short sales	0.43%
All other expenses	0.16%
Total Other Expenses	0.59%
Acquired Fund Fees and Expenses[1]	0.03%
Total Annual Fund Operating Expenses	1.42%
Less: Fee Waivers and/or Expense Reimbursements[2]	0.06%
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	1.36%

[1] Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

[2] The *Adviser* has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales and extraordinary expenses) at no more than 0.90% for Class R6 Shares (the "Fee Waiver Agreement"). This arrangement will continue at least through January 28, 2018. The Fee Waiver Agreement may only be terminated with the consent of the *Board of Trustees*, including a majority of the Trustees of the *Trust* who are not "interested persons" of the *Trust* within the meaning of the *1940 Act*. Under the Fee Waiver Agreement, the *Adviser* is entitled to recapture the fees waived and/or expenses reimbursed, only to the extent that the recapture can be made during the thirty-six months following the applicable period during which the *Adviser* waived fees or reimbursed expenses. In no case will the *Adviser* recapture any amount that would cause the aggregate operating expenses of the Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other *mutual funds*. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through January 28, 2018, as discussed in Footnote No. 2 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class R6 Shares	$138	$443

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. The Fund has not commenced operations as of the date of this prospectus.

Principal Investment Strategies of the Fund

The Fund seeks to outperform, after expenses, the *Russell 2000® Index* while seeking to control its *tracking error* relative to this benchmark. The Fund will target a long-term average forecasted *tracking error* of 4% to 5% relative to the *Russell 2000® Index*. Actual realized *tracking error* will vary based on market conditions and other factors.

AQR International Relaxed Constraint Equity Fund

Fund Summary — December 12, 2016

Investment Objective

The AQR International Relaxed Constraint Equity Fund (the "Fund") seeks long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class R6
Management Fee	0.75%
Distribution (12b-1) Fee	None
Other Expenses[1]	
Dividends on short sales	0.80%
All other expenses	0.18%
Total Other Expenses	0.98%
Acquired Fund Fees and Expenses[1]	0.03%
Total Annual Fund Operating Expenses	1.76%
Less: Fee Waivers and/or Expense Reimbursements[2]	0.08%
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	1.68%

[1] Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

[2] The *Adviser* has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales and extraordinary expenses) at no more than 0.85% for Class R6 Shares (the "Fee Waiver Agreement"). This arrangement will continue at least through January 28, 2018. The Fee Waiver Agreement may only be terminated with the consent of the *Board of Trustees*, including a majority of the Trustees of the *Trust* who are not "interested persons" of the *Trust* within the meaning of the *1940 Act*. Under the Fee Waiver Agreement, the *Adviser* is entitled to recapture the fees waived and/or expenses reimbursed, only to the extent that the recapture can be made during the thirty-six months following the applicable period during which the *Adviser* waived fees or reimbursed expenses. In no case will the *Adviser* recapture any amount that would cause the aggregate operating expenses of the Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other *mutual funds*. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through January 28, 2018, as discussed in Footnote No. 2 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class R6 Shares	$171	$545

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. The Fund has not commenced operations as of the date of this prospectus.

Principal Investment Strategies of the Fund

The Fund seeks to outperform, after expenses, the *MSCI EAFE Index* while seeking to control its *tracking error* relative to this benchmark. The Fund will target a long-term average forecasted *tracking error* of 3% to 4% relative to the *MSCI EAFE Index*. Actual realized *tracking error* will vary based on market conditions and other factors.

AQR Emerging Relaxed Constraint Equity Fund

Fund Summary — December 12, 2016

Investment Objective

The AQR Emerging Relaxed Constraint Fund (the "Fund") seeks long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class R6
Management Fee	0.95%
Distribution (12b-1) Fee	None
Other Expenses[1]	0.20%
Acquired Fund Fees and Expenses[1]	0.05%
Total Annual Fund Operating Expenses	1.20%
Less: Fee Waivers and/or Expense Reimbursements[2]	0.10%
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	1.10%

[1] Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

[2] The *Adviser* has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales and extraordinary expenses) at no more than 1.05% for Class R6 Shares (the "Fee Waiver Agreement"). This arrangement will continue at least through January 28, 2018. The Fee Waiver Agreement may only be terminated with the consent of the *Board of Trustees*, including a majority of the Trustees of the *Trust* who are not "interested persons" of the *Trust* within the meaning of the *1940 Act*. Under the Fee Waiver Agreement, the *Adviser* is entitled to recapture the fees waived and/or expenses reimbursed, only to the extent that the recapture can be made during the thirty-six months following the applicable period during which the *Adviser* waived fees or reimbursed expenses. In no case will the *Adviser* recapture any amount that would cause the aggregate operating expenses of the Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other *mutual funds*. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through January 28, 2018, as discussed in Footnote No. 2 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class R6 Shares	$112	$370

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. The Fund has not commenced operations as of the date of this prospectus.

Principal Investment Strategies of the Fund

The Fund seeks to outperform, after expenses, the *MSCI Emerging Markets Index* while seeking to control its *tracking error* relative to this benchmark. The Fund will target a long-term average forecasted *tracking error* of 4% to 6% relative to the *MSCI Emerging Markets Index*. Actual realized *tracking error* will vary based on market conditions and other factors.

The Fund pursues its investment objective by investing, under normal market conditions, at least 80% of its net assets (including borrowings for investment purposes) in equity securities or equity-related instruments (together, "equity securities") of emerging market companies. Equity securities include, but are not limited to, common stocks, exchange-traded funds and similar pooled investment vehicles, equity index futures, equity swaps and depositary receipts.